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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                                  (RULE 13E-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 ADAPTEC, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

   OPTIONS UNDER CERTAIN ADAPTEC, INC. OPTION PLANS TO PURCHASE COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   00651F108
                     (CUSIP Number of Class of Securities)

                                 DAVID A. YOUNG
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 ADAPTEC, INC.
                             691 S. MILPITAS BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 945-8600
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                            DENNIS R. DEBROECK, ESQ.
                              DANIEL WINNIKE, ESQ.
                            SCOTT J. LEICHTNER, ESQ.
                              Fenwick & West, LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE
                  $29,888,486                                                 $5,978

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 9,037,000 shares of common stock of Adaptec, Inc. having an aggregate value of $29,888,486 as of May 21, 2001 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not Applicable.
Form or Registration No.:               Not Applicable.
Filing Party:                           Not Applicable.
Date Filed:                             Not Applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      / /     third-party tender offer subject to Rule 14d-1.
      /X/     issuer tender offer subject to Rule 13e-4.
      / /     going-private transaction subject to Rule 13e-3.
      / /     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: / /

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ITEM 1.  SUMMARY TERM SHEET

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 22, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The name of the issuer is Adaptec, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 691 S. Milpitas Blvd., Milpitas, California 95035. The Company's telephone number is
(408) 945-8600. The information set forth in the Offer to Exchange, Section 9 ("Information Concerning Adaptec") is incorporated herein by reference.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange all outstanding options having an exercise price greater than $15.00 per share granted under the Adaptec, Inc. 1990 Stock Plan, the Adaptec, Inc. 1999 Stock Plan (the "1999 Plan") and the Adaptec, Inc. 2000 Nonstatutory Stock Option Plan (the "2000 Plan") to purchase shares of the Company's common stock, par value $0.001 per share, for new nonqualified stock options (the "New Options"). Employees that elect to exchange outstanding options having an exercise price greater than $15.00 per share must also exchange all stock options granted on or after December 20, 2000, even if those options have an exercise price of $15.00 per share or less (the options submitted for exchange, the "Cancelled Options"). The New Options will be granted by the Company under either the 1999 Plan or the 2000 Plan, and upon the terms and conditions described in the Offer to Exchange and the related letter of transmittal (the "Letter of Transmittal," and together with the Offer to Exchange, as they may be amended from time to time, the "New Grant Program"), attached hereto as Exhibit (a)(4). Non-employee directors of the Company are not eligible to participate in the New Grant Program.

    As described in greater detail in the Offer to Exchange, the number of shares subject to New Options will equal the number of shares subject to the Cancelled Options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Options will equal the closing sale price of the Company's common stock as reported on the Nasdaq National Market on the day before the date on which the New Options are granted. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference. No trading market exists for the options to purchase Adaptec common stock.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

    (a) The Company is also the filing person. The Company's address and telephone number are set forth in Item 2(a) above. Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), which contains information regarding the identity and address of the directors and executive officers of the Company, is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the New Grant Program"),

Section 8 ("Source and Amount of Consideration; Terms of New Options"),
Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Income Tax Consequences") and
Section 14 ("Extension of the New Grant Program; Termination; Amendment") is incorporated herein by reference.

    (b) Non-employee directors of the Company are not eligible to participate in the New Grant Program. The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans filed herewith as Exhibits (d)(1) through (d)(3) contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the New Grant Program") is incorporated herein by reference.

    (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    (a) Not applicable.

                                       3
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ITEM 10.  FINANCIAL STATEMENTS

    (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Adaptec") and Section 16 ("Additional Information"), and pages 33 to 74 of the Company's Annual Report to Stockholders for its fiscal year ended March 31, 2000, incorporated by reference into the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2000, and pages 3 to 15 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 is incorporated herein by reference.

    (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

    (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Not applicable.

ITEM 12.  EXHIBITS

      (a)          (1)   Offer to Exchange, dated May 22, 2001.
                   (2)   Form of Letter of Transmittal.
                   (3)   Transcript of announcement made to employees on May 17,
                         2001.
                   (4)   Form of Letter to Eligible Option Holders.
                   (5)   The Company's annual report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange
                         Commission on June 27, 2000 (incorporated herein by
                         reference).
                   (6)   Those portions of the Company's annual report to
                         stockholders for its fiscal year ended March 31, 2000
                         incorporated by reference into the Company's annual report on Form 10-K for its fiscal year ended March 31, 2000
                         (incorporated herein by reference).
                   (7)   The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on January 26, 2001 (incorporated
                         herein by reference).
      (b)                Not applicable.
      (d)          (1)   The Company's 1990 Stock Plan, as amended.
                   (2)   The Company's 1999 Stock Plan, as amended.
                   (3)   The Company's 2000 Nonstatutory Stock Option Plan, as
                         amended.
      (g)                Not applicable.
      (h)                Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    (a) Not applicable.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: May 22, 2001
                                                       ADAPTEC, INC.

                                                       By:            /s/ ROBERT N. STEPHENS
                                                            -----------------------------------------
                                                            Name:  Robert N. Stephens
                                                            Title:  CHIEF EXECUTIVE OFFICER (PRINCIPAL
                                                            EXECUTIVE OFFICER)

                                       5
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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
              (a) (1)   Offer to Exchange, dated May 22, 2001.
                  (2)   Form of Letter of Transmittal.
                  (3)   Transcript of announcement made to employees on May 17,
                        2001.
                  (4)   Form of Letter to Eligible Option Holders.
                  (5)   The Company's annual report on Form 10-K for its fiscal year ended March 31, 2000, filed with the Securities and Exchange
                        Commission on June 27, 2000 (incorporated herein by
                        reference).
                  (6)   Those portions of the Company's annual report to
                        stockholders for its fiscal year ended March 31, 2000
                        incorporated by reference into the Company's annual report on Form 10-K for its fiscal year ended March 31, 2000
                        (incorporated herein by reference).
                  (7)   The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on January 26, 2001 (incorporated
                        herein by reference).
              (d) (1)   The Company's 1990 Stock Plan, as amended.
                  (2)   The Company's 1999 Stock Plan, as amended.
                  (3)   The Company's 2000 Nonstatutory Stock Option Plan, as
                        amended.

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